Exhibit 99.1

Foresight Successfully Completes First Milestone of POC Project With a Leading European Vehicle Manufacturer

The POC project is expected to be completed in the fourth quarter of 2021

Ness Ziona, Israel – August 18, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the successful completion of a feasibility testing phase with a leading European passenger car manufacturer. This marks the first phase of the joint proof of concept (POC) project that was reported by the Company on May 28, 2021. Revenue from the completion of the first phase amounts to $40,000 out of a total expected revenue of $120,000. The POC project is expected to be completed in the fourth quarter of 2021.

The POC project is meant to test the ability of Foresight’s stereoscopic technology to enhance the European vehicle manufacturer’s existing mono camera-based safety systems without requiring additional sensors and infrastructure. This may allow the European vehicle manufacturer to take existing safety systems to the next level of autonomy. The second phase of the project will consist of real-life testing. Following successful completion of the project and subject to the satisfactory outcome, the European vehicle manufacturer may consider integrating Foresight’s solutions into its vehicle safety applications.

The POC project is made possible with Foresight’s patented automatic calibration solution which is designed to create a stereo system using two mono cameras with overlapping fields-of-view in order to enhance the performance of a vehicle’s advanced driver assistance system in terms of detection quality, distance accuracy and robustness.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected revenue from the POC project with the European vehicle manufacturer, the timing of the POC project, that the POC project may allow the European vehicle manufacturer to take existing safety systems to the next level of autonomy, that the second phase of the POC project will consist of real-life testing, and that the European vehicle manufacturer may consider integrating Foresight’s solutions into its vehicle safety applications. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654